mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	April 22 , 2011
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Correspondence dated April 15, 2011
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated April 15, 2011, regarding the preliminary proxy filed by mPhase Technologies, Inc. (the “Company”) on April 14, 2011. Our responses to each of your comments are as follows:

1. We will implement your prior comments in connection with our proxy solicitation material for our next annual meeting.

2. We have reconciled our recent Form 4 filings by amendments so that the total number of shares of common stock beneficially owned by officers, directors and affiliates is consistent with those set forth in our Preliminary Proxy.

In connection with the foregoing, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.

Schedule

AFFILIATES (1 & 2)	Shares	Warrants	Options	TOTAL	%

Victor Lawrence	0	0	0	-	-
Anthony Guerino	0	0	765,000	765,000	0.05%
Abraham Biderman	5,868,131	0	1,065,000	6,933,131	0.44%
Gustave Dotoli (4)	23,157,805	33,049,649	35,775,000	91,982,454	5.56%
Ron Durando (3) (4)	56,043,992	52,553,259	61,175,000	169,772,251	9.99%
Ned Ergul	2,850,000	0	2,655,000	5,505,000	0.35%
Martin Smiley (4)	18,660,629	25,668,823	19,700,000	64,029,452	3.92%
Microphase Corporation(5) (6)	42,726,686	4,322,222	0	47,048,908	2.88%

Total Affiliates	149,307,243	115,593,953	121,135,000	386,036,196	23.19%

(1) Unless otherwise indicated, the address of each beneficial owner is 587 Connecticut Avenue, Norwalk, Connecticut 06854-1711.